MANAGEMENT’S DISCUSSION AND ANALYSIS FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our consolidated financial statements and related notes contained in our Annual Report on Form 20-F for the year ended December 31, 2010, filed with the Securities and Exchange Commission on March 30, 2011 (Annual Report), and other financial information contained in our Report on Form 6-K submitted to the Securities and Exchange Commission on July 28, 2011.
In addition to historical information, this discussion contains express or implied “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws.  These forward-looking statements include, but are not limited to, those statements regarding future results of operations, capital requirements, dividends, investments and acquisitions.   In some cases, forward-looking statements are identified by terminology such as “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected.  Achievement of these results by us may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, the length of or changes in our sales cycle, our ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and our ability to maintain or increase its sales pipeline.  The forward-looking statements contained in this discussion are subject to risks and uncertainties, including those discussed under Item 3.D. – “Risk Factors” in the Annual Report and in our other filings with the Securities and Exchange Commission.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as otherwise required by law, we are under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

We are a leading provider of software products and solutions for workforce management and optimization for the service sector. We derive revenues from the licensing of our software products and the provision of consulting and support services. We also generate revenues from hosted solutions under a “software as a service” (SaaS) model. Our products for resource optimization are aimed at the service sector where the primary resources are people and their time - both service delivery staff as well as customer time. Our products and solutions incorporate best business practices, key business functions of service operations, and sophisticated decision-making algorithms that enable our customers to more efficiently manage their service operations in a scalable, integrated manner. By offering scaled down versions of our products, or specially developed versions for medium and small business (SMB), we now address the needs of service sector companies of all sizes - from companies with 50,000 employees to companies with 5 employees. Recognizing that many large service companies today outsource or utilize external contractors, we offer capabilities in our products to support such operations under a variety of arrangements between our client and its contractors.  While other service management applications, such as customer relationship management (CRM), enterprise asset management (EAM) or inventory management, manage primarily data processing aspects, our products drive optimized automatic and semi-automatic decision-making processes. Our solutions have become the backbone of service operations management in many leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what, Where and When. We leverage recent technology developments in devices (e.g., tablets, smartphones) as well as delivery models (e.g., device agnostic, HTML5, app markets). By incorporating these into our offerings, we provide the latest and most advanced work force management solutions to our clients, and the best possible customer experience to their customers.

The financial information below reflects the operations of the Company and its subsidiaries on an unaudited, consolidated basis.

RESULTS OF OPERATIONS

Our operating results for the six months ended June 30, 2011 and 2010 expressed as a percentage of revenues are as follows:

	SIX MONTHS ENDED JUNE 30,
	2011	2010
Revenues:
Software license	34%	37%
Services	66	63
Total Revenues	100	100
Cost of revenues:
Software license	3	3
Services	34	35
Total cost of revenues	37	38
Gross profit	63	62
Operating expenses:
Research and development expenses, net	10	11
Selling and marketing expenses	29	26
General and administrative expenses	8	8
Total Operating expenses	48	45
Operating income	15	17
Interest, net	0	0
Net income before taxes	15	17
Tax expense, net	3	2
Net income	12%	15%

Our operating results for six months ended June 30, 2011 and 2010 are as follows:

	SIX MONTHS ENDED JUNE 30,
	2011	2010
	(in thousands)
Revenues:
Software license	$13,518	$13,087
Services	26,449	21,978
Total revenues	39,967	35,065

Cost of revenues:
Software license	1,031	1,031
Services	13,702	12,224
Total cost of revenues	14,733	13,255

Gross profit	25,234	21,810

Operating expenses:
Research and development expenses, net	4,152	3,739
Selling and marketing expenses	11,595	9,173
General and administrative expenses	3,366	2,980
Total operating expenses	19,113	15,892
Operating income	6,121	5,918
Interest income (expenses), net	(22)	51
Net income before taxes	6,099	5,969
Tax expense, net	1,252	844
Net income	$4,847	$5,125

Comparison of the Six Months ended June 30, 2011 and 2010

Revenues

	SIX MONTHS ENDED JUNE 30,
	2011	2010	% Change
	(in thousands)

Revenues:
Software license	$13,518	$13,087	3%
Percentage of total revenues	34%	37%
Services	26,449	21,978	20%
Percentage of total revenues	66%	63%
Total Revenues	$39,967	$35,065	14%

Revenues increased 14% to $40.0 million in the six months ended June 30, 2011, compared with $35.1 million in the six months ended June 30, 2010.  The growth in revenues in the six months ended June 30, 2011 was mainly due to the increase in service revenues which reflects the increase both in professional services revenues as well as in post contract support agreements. In addition, the strengthening of other currencies against the U.S. dollar increased our revenue growth from about 11% to about 14%.

Revenues by Territory

	SIX MONTHS ENDED JUNE 30, 2011	% Revenues	SIX MONTHS ENDED JUNE 30, 2010	% Revenues
		(in thousands)
Revenues:
North America	$18,285	46%	$13,693	39%
EMEA	18,578	46%	19,050	54%
Israel	504	1%	335	1%
Asia Pacific	2,600	7%	1,987	6%
Total Revenues	$39,967	100%	$35,065	100%

Revenues in North America  grew by $4.6 million or 34% to $18.3 million in the six months ended June 30, 2011, compared with $13.7 million in the six months ended June 30, 2010 due to increased demand for our products and services, mainly in the telecommunications market. Revenues in EMEA (Europe, Middle East and Africa, but excluding Israel)  decreased by $0.5 million or 2% to $18.6 million in the six months ended June 30, 2011, compared with $19.1 million in the six months ended June 30, 2010 due to decreased demand for our products and services, mainly in the utilities market.  Revenues in Asia Pacific grew by $0.6 or 31% to $2.6 million in the six months ended June 30, 2011, compared with $2.0 million in the six months ended June 30, 2010 due to increased demand for our services, mainly in the telecommunications market.

Software Licenses

Software license revenues increased 3% to $13.5 million in the six months ended June 30, 2011, compared with $13.1 million in the six months ended June 30, 2010.  The growth in software license revenues in the six months ended June 30, 2011 was mainly due to the increase in the volume of products sold, mainly in the telecommunications market, which was partially offset by a weaker demand in utilities market.

Services

Service revenues increased 20% to $26.4 million in the six months ended June 30, 2011, compared with $22.0 million in the six months ended June 30, 2010.  The growth in service revenues in the six months ended June 30, 2011 was mainly due to an increase in services provided, particularly the increase in implementation services and post-contract support agreements in the North America and Asia-Pacific regions, which were partially offset by a decrease in services revenues in Europe.

Cost of Revenues

Cost of revenues consists of cost of software license revenues and cost of services. Cost of software license revenues consists of expenses related to costs of software purchased or licensed for resale and media duplication and packaging of our products. Cost of services consists of expenses related to salaries and expenses of our professional services organizations, costs related to third-party consultants and equipment costs.

Cost of revenues was $14.7 million, or 37% of revenues, in the six months ended June 30, 2011, compared with $13.3 million, or 38% of revenues, in the six months ended June 30, 2010. The increase in cost of revenues in absolute terms  in the six months ended June 30, 2011 was primarily due to higher costs associated with meeting increased demand for our services.

Cost of Software Licenses

Cost of software license revenues was $1.0 million, or 3% of revenues, in the six months ended June 30, 2011, which was the same as in the six months ended June 30, 2010.  The stability in the cost of software licenses is primarily due to a minor increase in amortization costs offset by lower costs for third-party licenses and adaptors to other ERP and CRM systems sold during 2010.

Cost of Services

Cost of service revenues was $13.7 million, or 34% of revenues, in the six months ended June 30, 2011, compared with $12.2 million, or 35% of revenues, in the six months ended June 30, 2010. The increase in the cost of services revenues in absolute terms was primarily due to increased demand for our services as well as the ongoing growth in our business and associated ramp-up costs.  As a result, there was an increase in our related payroll expenses of $1.5 million, an increase of $0.4 million in other costs, mainly overhead, offset by a decrease in subcontractors' costs of $0.3 million, and a decrease in travel costs of $0.1 million. In addition, the strengthening of other currencies against the U.S. dollar in the six months ended June 30, 2011 compared to the comparable period in 2010 spread over the various expense items above increased our costs by about $0.6 million.

Gross Profit

Gross profit was $25.2 million, or 63% of revenues, in the six months ended June 30, 2011 compared with $21.8 million, or 62% of revenues, in the six months ended June 30, 2010. The increase in gross profit in the six months ended June 30, 2011 of $3.4 million, or 16%, was primarily attributable to the increased profitability  of our  services, primarily our support services.  The increase in gross margins during the six months ended June 30, 2011 was due to the relatively higher margins from our services, specifically our support activities during the first half of 2011, reflecting an increase in the level of revenues and economies of scale that were achieved.  Furthermore, we achieved higher efficiencies and higher profit margins in our implementation services activities. In addition, the strengthening of other currencies against the U.S. dollar in the six months ended June 30, 2011 compared to the comparable period in 2010 contributed about $0.6 million to our gross profit.

Operating Expenses

Operating expenses are categorized into research and development expenses, selling and marketing expenses and general and administrative expenses. Total operating expenses were $19.1 million, or 48% of revenues, in the six months ended June 30, 2011, compared with $15.9 million, or 45% of revenues, in the six months ended June 30, 2010.

The increase in operating expenses in the six months ended June 30, 2011 compared to the six months ended June 30, 2010 of $3.2 million, or 20%, was primarily due to a significant increase in selling and marketing expenses and smaller  increases in research and development expenses and in general and administrative expenses. The increase in the operating expenses was to support the expansion of the Company’s business and higher level of revenues.

Research and Development Expenses, Net

Research and development expenses consist primarily of personnel costs for product development, net of grants received from the office of the Chief Scientist of the Israeli Ministry of Industry. Software research and development costs incurred prior to the establishment of technology feasibility are included in research and development expenses as incurred. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the products are capitalized, if material, after consideration of various factors, including net realizable value. To date, software development costs that are eligible for capitalization have not been material and have been expensed.

Research and development expenses, net of related grants, were $4.2 million, or 10% of revenues, in the six months ended June 30, 2011, compared with $3.7 million, or 11% of revenues, in the six months ended June 30, 2010. The increase in absolute terms in research and development expenses was primarily due to an increase of $0.1 million in subcontractor’s costs,  an increase in other costs, mainly overhead, by $0.3 million and a decrease in grants received by $0.1 million. In addition, the strengthening of other currencies against the U.S. dollar in the six months ended June 30, 2011 compared to the comparable period in 2010 spread over the various expense items above increased our costs by about $0.2 million.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of personnel and related costs for marketing and sales functions, including related travel, direct advertising costs, expenditures on trade shows, market research and promotional printing.  The increase in selling and marketing expenses is attributable to an increase in our selling efforts.

Selling and marketing expenses were $11.6 million, or 29% of revenues, in the six months ended June 30, 2011, compared with $9.2 million, or 26% of revenues, in the six months ended June 30, 2010. The increase in in the selling and marketing expenses of $2.4 million, or 26%, was due to an increase of $1.7 million in payroll expenses and an increase in our selling and marketing activities of $0.7 million which is in line with the increase in our revenues. In addition, the strengthening of other currencies against the U.S. dollar in the six months ended June 30, 2011 compared to the comparable period in 2010 spread over the various expense items above increased our costs by about $0.4 million.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel and related costs for corporate functions, including information services, finance, legal, accounting, human resources, facilities, provision for doubtful accounts and costs related to our status as a public company.

General and administrative expenses were $3.4 million, or 8% of revenues, in the six months ended June 30, 2011, compared with $3.0 million, or 8% of revenues, in the six months ended June 30, 2010.  The increase in  general and administrative expenses in absolute terms is due to an increase in payroll expenses of $0.2 million and an increase in other costs, mainly overhead, by $0.1 million. In addition, the strengthening of other currencies against the U.S. dollar in the six months ended June 30, 2011 compared to the comparable period in 2010 spread over the various expense items above increased our costs by about $0.1 million.

Interest Income, Net

Interest includes interest income earned on our cash, cash equivalents and short and long-term investments, offset by interest expense, and also includes the effects of foreign currency fluctuations.

Interest income net of interest expenses, was $0.0 million, or 0% of revenues, in the six months ended June 30, 2011, compared with $0.1 million, or 0% of revenues, in the six months ended June 30, 2010. The decrease in interest income was attributable to a negative influence of foreign currency exchange rate fluctuations.

Income Taxes, Net

Income taxes consist primarily of statutory income and state taxes and changes in our deferred tax asset.

Tax expenses were $0.5 million, or 1% of revenues, in the six months ended June 30, 2011, compared with $0.1 million, or  0% of revenues, in the six months ended June 30, 2010. The higher tax expenses are due to higher tax liability in the United States.

Deferred taxes were a $0.8 million expense, or 2% of revenues, in the six months ended June 30, 2011, compared with a $0.7 million expense, or 2% of revenues, in the six months ended June 30, 2010. The decrease in the deferred tax asset is a result of a decrease of loss carryforwards in Israel and by other companies in our consolidated group.

Net Income

Net income for the six months ended June 30, 2011 was $4.8 million, or $0.15 per fully diluted share, or 12% of revenues, compared with net income of $5.1 million, or $0.16 per fully diluted share, or 15% of revenues, in the six months ended June 30, 2010

Foreign Currency Fluctuations

Our reporting currency is the U.S. dollar. A significant portion of our expenses related to our Israeli operations are incurred in NIS, and a portion of our revenues and expenses are incurred in British pounds, Euros, Canadian dollars and Australian dollars. The results of our operations are subject to fluctuations in these exchange rates.  In the six months ended June 30, 2011 70% of our expenses and 53% of our revenues were incurred in non-U.S. dollar currencies.  We engage in non-speculative forward contracts related to foreign currencies in order to minimize the impact of changes in foreign currency exchange rates on our earnings.  In  the six months ended June 30, 2011, the net effect of the change in value of the U.S. dollar against other currencies was an increase in revenues by $1.1 million, an increase in costs of services by $0.6 million and an increase in operating expenses by $0.7 million.

LIQUIDITY AND CAPITAL RESOURCES

Our cash and investments increased by $5.4 million, or 11%, to $56.4 million as of June 30, 2011, compared with $51.0 million as of December 31, 2010. Our primary sources of cash and investments during the six months ended June 30, 2011 were cash flows of $7.6 million generated from operations and $1.2 million from exercises of employee stock options.  We invested $1.0 million in purchases of equipment and leasehold improvements and distributed $2.5 million in dividends.

As of June 30, 2011, we had cash and cash equivalents of $21.4 million, short-term deposits of $24.8 million, marketable securities of $9.5 million and long-term investments of $0.7 million. Our cash, short-term investments and long-term investments are invested or deposited primarily in low-risk and predominantly U.S. dollar denominated investments and bank deposits. The bank deposits are typically held in the form of certificates of deposit for a period of more than three months and up to 12 months and bear fixed income interest. As of June 30, 2011, these bank deposits had an average interest rate per annum of 1.0%.  Our marketable securities are invested in government and corporate bonds and had an average yield of 0.9%.  We adhere to an investment policy which requires investment in high-quality investment-grade securities.

Our capital requirements depend on numerous factors, including market demand and acceptance of our products, the resources we devote to developing, marketing, selling and supporting our products, the timing and extent of establishing additional international operations, investments in computers, office equipment and office fixtures and our acquisition activities. We intend to continue investing significant resources in our selling and marketing, and research and development operations in the future and expect to continue investing in computers, office equipment and office fixtures. We also intend to continue exploring acquisition opportunities.

In April 2011, our Board of Directors approved the distribution of a $0.32 per share dividend to be paid quarterly in four equal amounts over the next four quarters.  The first quarterly dividend of $0.08 per ordinary share was paid on May 26, 2011, to all shareholders of record as of the close of business on May 12, 2011. The second quarterly dividend of $0.08 per ordinary share was paid on August 25, 2011, to all shareholders of record as of the close of business on August 11, 2011. These dividends were paid net of any required tax.  The declaration and payment of future dividends is at the discretion of the our Board of Directors.

We believe that we have sufficient cash to fund our operations for at least the next 12 months.